

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 8, 2009

<u>Via U.S. Mail</u>

John C. Wobensmith
President, Secretary and Treasurer
Baltic Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10171

> **Re: Baltic Trading Limited**
> **Amendment No. 2 to Form S-1**
> **Filed November 30, 2009**
> **File No. 333-162456**

Dear Mr. Wobensmith:

We have reviewed your responses to the comments in our letter dated November 10, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing on EDGAR.

<u>Registration Statement</u>

<u>General</u>

1. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

<u>Prospectus</u>

<u>Foundations of Our Business, page 2</u>

2. Please delete the word "strong" from the second to last bullet. Instead, you should describe Genco's relationships with members of the shipping industry, such as international charterers, shipbuilders and financial institutions. Also,

please delete the last two sentences of this bullet unless Genco is guaranteeing the securities being registered in the offering.

3. We note your response to our prior comment 3; however, please revise the last sentence of the last bullet under this heading to state that it is your belief that you will have a competitive advantage in securing favorable employment of your vessels, assuming you successfully implement your business principles. Similarly revise your disclosure on page 68.

Business Strategy, page 3

4. We note your response to our prior comments 4 and 5; however, please revise the third bullet, or create a new bullet, to discuss why your strategy of deploying vessels in the spot market is consistent with your goals of maximizing cash flows, paying dividends and maintaining a strong balance sheet. You should discuss the risks, and perceived benefits, of operating in the spot market in light of current economic conditions, including the world economic slump and the decline in the value of the US dollar. Similarly revise your disclosure on page 68.

Part II. Information Not Required In Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-3

5. Please confirm to us that you will re-file Exhibit 5.1 and Exhibit 5.2 on the date of effectiveness.

Exhibit 23.1

6. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Margery Reich at (202) 551-3347 or Beverly Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Thomas E. Molner
       Fax: (212) 715-8000